CONFIDENTIAL TREATMENT REQUESTED

BY INTELLIA THERAPEUTICS, INC.

NTLA-0001

Goodwin Procter LLP

Counselors at Law

Exchange Place

Boston, MA 02109

T: 617.570.1000

F: 617.523.1231

April 22, 2016

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Intellia Therapeutics, Inc.

130 Brookline St., Suite 201

Cambridge, MA 02139

Telephone: (857) 285-6200

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Thomas

RE:	Intellia Therapeutics, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-210689

CIK No. 0001652130

Rule 83 Confidential Treatment Request by Intellia Therapeutics, Inc.

Dear Ms. Thomas:

This letter is being submitted on behalf of Intellia Therapeutics, Inc. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement that was filed with the Commission on April 11, 2016.

CONFIDENTIAL TREATMENT REQUESTED

BY INTELLIA THERAPEUTICS, INC.

NTLA-0002

To assist the Staff of the Commission in the review of the Registration Statement, the Company advises the Staff that the managing underwriters in the initial public offering have communicated to the Company that they currently expect the proposed price range for the common stock to be between $[***] to $[***] per share, before giving effect to a reverse stock split to be implemented prior to the initial public offering (“IPO”). The anticipated price range for this offering is based on a number of factors, including the recent execution of a new collaboration agreement with a key pharmaceutical partner, the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Intellia Therapeutics, Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Sapna Srivastava, Ph.D., Chief Financial and Strategy Officer, Intellia Therapeutics, Inc., 130 Brookline Street, Suite 201, Cambridge, MA 02139, and José Rivera, J.D., Chief Operating and Legal Officer, Intellia Therapeutics, Inc., 130 Brookline Street, Suite 201, Cambridge, MA 02139, before it permits any disclosure of the bracketed information in this letter.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. In April 2016, the Company and the underwriters determined the estimated price range, which is $[***] to $[***] per share. In comparison, the Company’s estimate of the fair value of its common stock was $4.02 per share as of January 29, 2016, based upon a third-party valuation of the Company’s common stock that applied a market approach using both a guideline transactions analysis and an IPO transactions analysis. This analysis probability weighted IPO, merger and acquisition (“M&A”) and dissolution scenarios. The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the price range for this offering were the following:

•	a fundamental analysis of the business including a discounted cash flow valuation;

CONFIDENTIAL TREATMENT REQUESTED

BY INTELLIA THERAPEUTICS, INC.

NTLA-0003

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company and the underwriters.

In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering and the board of directors’ determination of the fair value of the Company’s common stock on January 29, 2016 was primarily the result of the following subsequent events and circumstances:

•	The Company continued to advance its lead programs and expand its pipeline, including (i) the addition of transthyretin amyloidosis as a lead target indication and (ii) meaningful preclinical data recently confirmed by the Company, including the ability to achieve (x) significant in vivo editing rates in a lead indication, (y) significant ex vivo editing rates and (z) multiplex editing.

•	On April 11, 2016, the Company entered into a license and collaboration agreement with Regeneron Pharmaceuticals, Inc., which provided $75,000,000 in upfront funding, specified commitments to contribute up to $50,000,000 in future equity financings, established a key partnering relationship with respect to the Company’s efforts to advance in vivo therapies and provided additional market validation of the Company as well as its approach, technology and recent scientific data.

•	The IPO price is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common stock, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than an initial public offering. In the January 29, 2016 third-party valuation considered by the Company’s board of directors, the probability weightings for a near-term IPO, longer-term IPO, M&A, and dissolution scenarios were 45%, 15%, 10% and 20%, respectively.

CONFIDENTIAL TREATMENT REQUESTED

BY INTELLIA THERAPEUTICS, INC.

NTLA-0004

•	The IPO price necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the Company’s board of directors’ determination of the fair value of the Company’s common stock on January 29, 2016. In the January 29, 2016 third-party valuation considered by the Company’s board of directors, the discounts for lack of marketability that was applied to the near-term IPO, longer-term IPO, M&A and dissolution scenarios were 11%, 20%, 20-25% and 30%, respectively.

•	The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•	The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock. The IPO price assumes the conversion of the Company’s convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Use of Estimates – Equity-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*-*-*-*

CONFIDENTIAL TREATMENT REQUESTED

BY INTELLIA THERAPEUTICS, INC.

NTLA-0005

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1447 or Arthur McGivern at (617) 570-1971.

Sincerely,

/s/ William D. Collins

William D. Collins

Enclosures

cc:	Nessan Bermingham, Ph.D., Intellia Therapeutics, Inc.

José E. Rivera, Esq., Intellia Therapeutics, Inc.

Sapna Srivastava, Ph.D. Intellia Therapeutics, Inc.

Nicole Heifner, Intellia Therapeutics, Inc.

Arthur R. McGivern, Esq., Goodwin Procter LLP